UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

MAN GLENWOOD LEXINGTON TEI, LLC
(Name of Subject Company (Issuer))

MAN GLENWOOD LEXINGTON TEI, LLC
 (Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

KIRSTEN GANSCHOW, ESQ.
MAN-GLENWOOD LEXINGTON TEI, LLC
123 N. WACKER DRIVE, 28TH FLOOR
CHICAGO, IL  60606
(312) 881-6500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
MICHAEL S. CACCESE, ESQ.
K&L GATES LLP
STATE STREET FINANCIAL CENTER
ONE LINCOLN STREET
BOSTON, MA 02111

October 1, 2010 As Amended November 22, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$40,809,176.94 (a)	Amount of Filing Fee:	$2,909.69 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation offset from prior filing as noted.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,909.69
Form or Registration No.: SC TO-I
Filing Party: Man Glenwood Lexington TEI, LLC
Date Filed: October 1, 2010

☐	Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issue tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

           Amendment No. 1 to Tender Offer Statement

This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 1, 2010 by Man Glenwood Lexington TEI, LLC (the “Fund”) (the “Statement”), relating to the Fund's offer to purchase units of limited liability company interests in the Fund (“Unit” or “Units” as the context requires) from members of the Fund (“Members”) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender) as of December 31, 2010 (“Valuation Date”), as further described in the Statement.

The purpose of this Amendment is to notify Members about the extension of the expiration date of the offer to purchase Units (“Offer”).

Extension of the Offer

Throughout the Statement, Exhibit (a)(1)(i) to the Statement (Offer to Purchase), Exhibit (a)(1)(ii) to the Statement (Form of Letter of Transmittal) and Exhibit (a)(1)(iii) to the Statement (Letter to Members), all references to the expiration date of the Offer, which was originally Tuesday, November 30, 2010, shall be amended to extend the expiration date of the Offer until 1:00 p.m., Central Time, Friday, December 31, 2010. Until that time, Members have the right to change their minds and withdraw the tenders of their Units. The net asset value of the Units will be calculated as of the Valuation Date, as further described in the Statement.

Exhibits

Notice of this amendment in the form of the letter attached hereto as Exhibit 1 is being sent to all members of the Fund who received the Offer to Purchase and the Letter of Transmittal. An amended copy of the Form of Letter of Transmittal is attached hereto as Exhibit 2.

Except as amended herein, all other terms of the Statement filed October 1, 2010 shall remain the same.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

Man-Glenwood Lexington TEI, LLC

By:	/s/ John B. Rowsell
John B. Rowsell
President

November 22, 2010

EXHIBIT INDEX

EXHIBIT

1	Form of Letter from the Fund to Members Relating to Amendment No. 1 of Schedule TO.

2	Form of Letter of Transmittal.

EXHIBIT 1

FORM OF LETTER FROM THE FUND TO MEMBERS RELATING TO AMENDMENT NO. 1 TO THE SCHEDULE TO

MAN-GLENWOOD LEXINGTON TEI, LLC
c/o Man Investments (USA) LLC
123 North Wacker Drive, 28TH Floor
Chicago, Illinois  60606

THIS IS AN IMPORTANT NOTIFICATION OF AN EXTENSION OF THE FUND'S REPURCHASE OFFER AND LIQUIDATION.

IF YOU HAVE ALREADY TENDERED YOUR UNITS, NO ACTION IS NECESSARY.

November 22, 2010

[MEMBER NAME/ADDRESS]

Dear [MEMBER]:

We are writing to inform you of an extension of the repurchase offer by Man-Glenwood Lexington TEI, LLC (the “Fund”).  The repurchase offer has been extended to allow those members of the Fund (“Members”) who have not yet tendered their units for repurchase to do so before the repurchase offer expires.

As we previously advised investors, in September the Board of Managers of the Fund (the “Board of Managers”) approved the liquidation of the Fund and adopted the Plan of Liquidation, Dissolution and Termination (the “Plan”), pursuant to which the Fund will liquidate and dissolve in accordance with the terms and conditions thereof.  The Board of Managers determined that the Fund may not be able immediately to liquidate all of its assets and distribute the proceeds to Members because certain of the Fund’s underlying investments are subject to liquidity restrictions.  Accordingly, it is anticipated that certain of these assets may be held for an extended period, in which case the liquidation of the Fund may correspondingly be delayed.  THE FUND IS MAKING THE TENDER OFFER IN ORDER TO PROVIDE MEMBERS WITH AN OPPORTUNITY TO HAVE THEIR UNITS REPURCHASED AS SOON AS PRACTICABLE WITHOUT HAVING TO WAIT FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.  MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.  ALTHOUGH THE FUND’S INVESTMENT ADVISER INTENDS TO LIQUIDATE THE UNDERLYING INVESTMENTS AS PROMPTLY AS PRACTICABLE, CERTAIN INVESTMENTS MAY NOT BE LIQUIDATED FOR AN EXTENDED PERIOD OF TIME.  AS A RESULT, MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL BE EXPOSED TO THE INVESTMENT RETURN (POSITIVE OR NEGATIVE) OF A POSSIBLY LIMITED PORTFOLIO AND THE PERFORMANCE OF THE FUND MAY BE INCREASINGLY VOLATILE. IN ADDITION, SUCH A

LIMITED PORTFOLIO MAY BE MORE DIFFICULT TO ACCURATELY VALUE DUE TO THE ILLIQUIDITY OF UNDERLYING INVESTMENTS.

FOLLOWING THE EXPIRATION OF THE OFFER, THE FUND INTENDS PROMPTLY TO DEREGISTER UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), AND TO OPERATE AS A PRIVATE INVESTMENT FUND DURING THE REMAINDER OF THE LIQUIDATION AND DISSOLUTION PROCESS.  ACCORDINGLY, AFTER THAT TIME THE FUND WILL NOT BE SUBJECT TO THE RESTRICTIONS AND REQUIREMENTS OF THE 1940 ACT AND THE RULES THEREUNDER.  ALTHOUGH THE FUND IS OFFERING TO PURCHASE INTERESTS IN AN AMOUNT UP TO THE FULL NET ASSET VALUE OF THE FUND, AS SET OUT IN THE OFFER TO PURCHASE, THE INVESTMENT ADVISER OR AN AFFILIATE DOES NOT INTEND TO TENDER ANY OF ITS INTERESTS, AND THE INVESTMENT ADVISER OR ONE OR MORE OF ITS AFFILIATES ARE EXPECTED TO REMAIN MEMBERS OF THE FUND UNTIL THE CONCLUSION OF THE LIQUIDATION PROCESS.  AS A RESULT, THE REMAINING MEMBER(S) WILL BE SUBJECT TO ANY GAINS OR ANY LOSSES IN THE FUND’S PORTFOLIO DURING LIQUIDATION.

THE BOARD OF MANAGERS AND THE INVESTMENT MANAGER URGE ALL MEMBERS TO CAREFULLY CONSIDER THE OFFER ON THE BASIS OF THE ABOVE CONSIDERATIONS AND RECOMMEND THAT THEY PARTICIPATE IN THE OFFER IF THEY WOULD LIKE TO LIQUIDATE THEIR INVESTMENT IN THE FUND AT THE PRESENT TIME AND DO NOT WISH TO WAIT AN INDETERMINATE AMOUNT OF TIME FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

The tender offer period began on October 1, 2010 and will end at 1:00 p.m., Central Time, on December 31, 2010.  The purpose of the repurchase offer is to provide liquidity to Members, in advance of the Fund’s dissolution.  As the Fund expects this to be the final repurchase offer prior to the Fund’s liquidation and dissolution, Members may only tender all or none of their Units.

To tender your Units for purchase by the Fund, please complete and return the enclosed Letter of Transmittal by mail or by fax so that it arrives no later than December 31, 2010.

MEMBERS WHO DO NOT TENDER WILL HAVE NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

All tenders of Units must be received by the Fund, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 31, 2010.

If you have any questions, please consult your financial intermediary, refer to the attached offer document, which contains additional important information about the repurchase offer, or call (888) 626-6601.

Sincerely,

John Rowsell
President, Man-Glenwood Lexington TEI, LLC

EXHIBIT 2

LETTER OF TRANSMITTAL
Regarding
Units of Limited Liability Company Interests
in
MAN-GLENWOOD LEXINGTON TEI, LLC

Tendered Pursuant to the Offer to Purchase
Dated October 1, 2010
As Amended November 22, 2010

--------------------------------------------------------------------------------

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY THE FUND BY, 1:00 P.M, CENTRAL TIME, ON
DECEMBER 31, 2010, UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------

COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN BY MAIL OR FAX TO:

MAN-GLENWOOD LEXINGTON TEI, LLC
UMB Fund Services
803 W. Michigan St., Ste A
Milwaukee, WI 53233

Phone: (888) 626-6601
Fax: (816) 860-3140

Ladies and Gentlemen:

The undersigned hereby tenders to Man-Glenwood Lexington TEI, LLC, a limited liability company organized under the laws of the State of Delaware (the “Fund”), all units of limited liability company interest in the Fund held by the undersigned (hereinafter the “Units”), described and specified below, on the terms and conditions set forth in the offer to purchase, dated October 1, 2010 and as amended November 22, 2010, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the “Offer”).

THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY THE FUND, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Units tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Units tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Units in the Fund or portions thereof tendered hereby.

The payment of the purchase price for the Units tendered by the undersigned will be made by check or wire transfer of the funds to the account identified by the undersigned below, as described in Section 6 of the Offer. (Any payment in the form of securities would be made by means of special arrangement with the tendering member in the sole discretion of the Fund.)

The undersigned recognizes that the amount of the purchase price for Units will be based on the unaudited net asset value of the Fund as of December 31, 2010, subject to an extension of the Offer as described in Section 7.  The contingent payment portion of the repurchase price, if any, will be determined upon completion of the audit of the Fund’s financial statements for the period ending March 31, 2011 that is anticipated to be completed in May 2011.

* * *

NOTE: IF YOU INVEST IN THE FUND THROUGH A FINANCIAL INTERMEDIARY, THAT FINANCIAL INTERMEDIARY MAY REQUIRE ALTERNATE PAYMENT AND/OR DELIVERY INSTRUCTIONS, NOTWITHSTANDING YOUR REQUEST BELOW.  PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY FOR MORE INFORMATION.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

LETTER OF TRANSMITTAL

Tender Date: ______________
Tender Expiration Date: December 31, 2010

PARTS 1, 2, 3, AND 5 MUST BE COMPLETED FOR TENDER REQUEST
TO BE IN GOOD ORDER FOR PROCESSING

PLEASE FAX OR MAIL TO:
Man-Glenwood Lexington TEI, LLC	FOR ADDITIONAL INFORMATION:
UMB Fund Services	PHONE: (888) 626-6601
803 W. Michigan St., Ste A	FAX: (816) 860-3140
Milwaukee, WI 53233

PLEASE INFORM YOUR FINANCIAL INTERMEDIARY WHO SERVICES THIS HOLDING THAT
YOUR ARE SUBMITTING YOUR TENDER REQUEST AS SPECIFIED ABOVE.

PART 1 – NAME AND ADDRESS (AS IT APPEARS ON YOUR STATEMENT)

Fund Account #:
Full Account Registration Line 1:
Full Account Registration Line 2:
Address:
City, State, Zip
Social Security # or Taxpayer Identification #:
Telephone Number:

Brokerage Account #:
Advisor Name:
Firm Name:
Advisor Telephone Number:

FOR CUSTODIAL ACCOUNTS ONLY (IRA, 401k, ETC.)
Custodial Account #:
Custodian Name:
Custodian Telephone Number:

PART 2 – AMOUNT OF UNITS IN THE FUND BEING TENDERED:

[X] Entire amount of units*

*As explained in the Offer, the Board of Managers has approved the liquidation and dissolution of the Fund and does not intend to make any future offers to repurchase Units.  Accordingly, you may only tender all of your Units.

NOTE: Your financial intermediary may require alternate payment and/or delivery instructions, notwithstanding your request herein. Please contact your financial intermediary before submitting your tender request to ensure agreement on processing. Important: Note Tender Expiration Date Above.

PART 3 – PAYMENT

Please Deliver All Proceeds via Federal Wire to the Following:

[ ]	Deliver All Proceeds to Custodian Account on Record (MANDATORY FOR IRA HOLDERS)
[ ]	Deliver All Proceeds to Broker/Dealer Account on Record (Customary for Non-IRA Holders)
[ ]	Deliver All Proceeds to Bank Account on Record
[ ]	Deliver All Proceeds to New Bank Instructions (Must complete Part 4)

NOTE: Holdback payments will be delivered after the Fund’s audit is complete at the end of the Fiscal year to the same instruction to which the initial tender proceeds are delivered.  If alternate payment instructions are needed for the holdback, please contact the Fund at 888-626-6601.

PART 4 – NEW BANK INSTRUCTIONS

(Medallion Signature Guarantee Required if this Part is completed)

Bank Name:
ABA Routing Number:
For Credit to:
Name(s) on Bank Account:
Bank Account Number:
For Further Credit to:
Name(s) on Investors Account:
Investor Account Number at Broker:

PART 5 - SIGNATURE(S)

Signature	Print Name of Authorized Signatory (and Title if applicable)

Signature	Print Name of Authorized Signatory (and Title if applicable)

IF REQUIRED (BECAUSE YOU HAVE COMPLETED PART 4 ABOVE), PLACE SIGNATURE GUARANTEE BELOW:

PLEASE IN FORM YOUR FINANCIAL INTERMEDIARY WHO SERVICES THIS HOLDING THAT YOU ARE SUBMITTING YOUR TENDER REQUEST. [IMPORTANT: NOTE TENDER EXPIRATION DATE ABOVE]